                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  11  )*
                                            ------

                            TCI INTERNATIONAL, INC.
                            -----------------------
                                (name of issuer)

                     Common Stock $.01 par value per share
                     -------------------------------------
                         (Title of Class of Securities)

                                   872293-10-5
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          John W. Ballard II Trustee under Agreement dated July 22, 1981 The
     Ballard Living Trust     94-6523387
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION                        California
--------------------------------------------------------------------------------
       12/31/99     5    SOLE VOTING POWER (See disclaimer in Item 4)  385,512

      NUMBER OF     ------------------------------------------------------------
        SHARES      6    SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH   ------------------------------------------------------------
      REPORTING     7    SOLE DISPOSITIVE POWER                        283,514
     PERSON WITH
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      385,512
        Includes 101,997 shares held in trust for John W. Ballard II by the TCI International Inc. Stock Ownership Plan
--------------------------------------------------------------------------------
10   CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      _______
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  11.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON                                       00
--------------------------------------------------------------------------------

Item 1(a):  Name of Issuer:                       TCI International, Inc.
Item 1(b):  Address of Issuer's Principal
Executive Offices:                                222 Caspian Drive, Sunnyvale,
                                                  CA 94089

Item 2(a):  Name of Person Filing:                John W. Ballard, Trustee
Item 2(b):  Address of Principal Business
Office:                                           222 Caspian Drive, Sunnyvale,
                                                  CA 94089

Item 2(c): Citizenship:                           USA
Item 2(d):  CUSIP Number                          872293-10-5
Item 3:  Type of Reporting Person:                N/A

Item 4:  Ownership                                The information in Items 5-11
                                                  on the cover page is
                                                  incorporated by reference.
                                                  Amount shown as Beneficially
                                                  Owned includes 101,997 shares
                                                  held in trust for John W.
                                                  Ballard II by the TCI
                                                  International Inc. Employee
                                                  Stock Ownership Plan.
Item 5:  Ownership of Five Percent or Less
of a Class:                                       N/A

Item 6:  Ownership of More than Five
Percent on Behalf of Another Person:              N/A

Item 7:  Identification and Classification of
the Subsidiary which Acquired the Security
Being Reported on by the Parent Holding           N/A
Company:

Item 8:  Identification and Classification of
Members of the Group:                             N/A

Item 9:  Notice of Dissolution of Group:          N/A

Item 10:  Certification:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          February 9, 2000


Signature:          /s/ John W. Ballard, II
Name and Title:     John W. Ballard II Trustee under Agreement dated July 22,
                    1981
                    The Ballard Living Trust